UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of July 2023.

Grupo Simec, S.A.B.de C.V.

(Translation of Registrant’s Name Into English)

Av. Lázaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, México 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: July 20, 2023.	By:	/s/ Rufino Vigil González
		Name:	Rufino Vigil González
		Title:	Chief Executive Officer